 Table of Contents

Exhibit 12

L-3 Communications Holdings, Inc.
and L-3 Communications Corporation
Ratio of Earnings to Fixed Charges

Six Months Ended June 30, 2006
(dollars in millions)
Earnings:
Income before income taxes	$295.1
Add:
Interest expense	139.7
Amortization of debt expense	5.1
Interest component of rent expense	25.6
Earnings	$465.5
Fixed charges:
Interest expense	139.7
Amortization of debt expense	5.1
Interest component of rent expense	25.6
Fixed charges	$170.4
Ratio of earnings to fixed charges	2.7